UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Jack J. DiMaio, Jr.

c/o Institutional Financial Markets, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting person Jack J. DiMaio, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,949,170(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,949,170(1)
11	Aggregate amount beneficially owned by each reporting person 1,949,170(1)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 12.22%
14	Type of reporting person IN

[1]	Includes membership units of Mead Park Capital Partners LLC (“MP Buyer”) which may, at any time at the option of the Reporting Person, be exchanged for the pro rata portion of the Issuer’s securities held by MP Buyer represented thereby. As of September 25, 2013, the Reporting Person’s membership units of MP Buyer could be exchanged for 974,585 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”) and a pro rata portion of the convertible senior promissory notes currently held by MP Buyer. Also, includes 974,585 shares of the Issuer’s Common Stock, issuable upon conversion of the Reporting Person’s pro rata portion of such convertible senior promissory notes as a result of the Reporting Person’s ownership interest in MP Buyer as of September 25, 2013. Does not include up to 474,017 additional shares of the Issuer’s Common Stock into which the Reporting Person’s pro rata portion of such notes may convert in the event that none of the interest thereunder is paid in cash.

CUSIP No. 45779L 107	Page 3 of 8

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Institutional Financial Markets, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Item 2. Identify and Background

(a), (f) This statement is being filed by Jack J. DiMaio, Jr. (the “Reporting Person”), a U.S. citizen.

(b) The business address of the Reporting Person is c/o Institutional Financial Markets, Inc., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104.

(c) The Reporting Person is the Chief Executive Officer and founder of Mead Park Management LLC, a Delaware limited liability company, with an address at 126 East 56th Street, 19th Floor, New York, New York 10022.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the Securities Purchase Agreement, dated May 9, 2013 (the “MP Purchase Agreement”), by and among the Issuer, MP Buyer, and Mead Park Holdings, LP (“Mead Park”), whereby the Issuer agreed to issue and to sell to MP Buyer, (A) 1,949,167 newly issued shares (the “MP Shares”) of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), at $2.00 per share for an aggregate amount of $3,898,334; and (B) convertible promissory notes (the “MP Notes”), in the aggregate principal amount of $5,847,501, which are convertible into 1,949,167 shares of Common Stock at $3.00 per share (the “MP Conversion Shares”), subject to certain customary anti-dilution adjustments.

On September 25, 2013, in connection with the closing (the “Closing”) of the transactions contemplated by the MP Purchase Agreement, MP Buyer acquired from the Issuer the MP Shares and the MP Notes for the aggregate purchase price of $9,745,835. As of Closing, the Reporting Person was a member of, and the managing member of, MP Buyer.

Item 4. Purpose of the Transaction.

The information in Items 3 and 5 are incorporated by reference herein.

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The Reporting Person purchased the MP Shares and the MP Notes, indirectly through MP Buyer, for investment purposes. The Reporting Person may, from time to time and at any time, acquire additional Common Stock, including derivative securities related to the Common Stock, and other equity, debt, notes, instruments or other securities of the Issuer and/or derivative securities relating thereto (collectively, “Securities”), in the open market or otherwise. The Reporting Person reserves the right to dispose of any or all of his Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Other than as described in this Schedule 13D, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

The MP Purchase Agreement provided that, at the Issuer’s 2013 annual meeting of stockholders, the Issuer’s Board of Directors (the “Board of Directors”) would nominate the Reporting Person for election to the Board of Directors, recommend his election to the stockholders, and solicit proxies for his election. On September 24, 2013, the Reporting Person was elected to serve until the next annual meeting of stockholders and until his successor is duly elected and qualified, or until his earlier death, resignation or retirement. At any other meeting at which the Issuer’s stockholders may vote for the election of directors, for so long as MP Buyer, Mead Park, or any of their controlled affiliates and principals collectively own (a) 15% or more of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and units of membership interest of IFMI, LLC (“IFMI Units”) as outstanding shares of Common Stock), MP Buyer may designate two individuals to stand for election at such meeting; and (b) less than 15% but greater than or equal to 10% of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and IFMI Units as outstanding shares of Common Stock), MP Buyer may designate one individual to stand for election at such meeting. If the collective ownership of MP Buyer, Mead Park, and any of their controlled affiliates and principals falls below these thresholds, MP Buyer has agreed to cause its representative or representatives, as applicable, to resign from the Board of Directors.

In addition, for so long as MP Buyer, Mead Park, or any of their controlled affiliates and principals collectively own 10% or more of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and IFMI Units as outstanding shares of Common Stock), the Company has agreed to cause the Reporting Person to be elected and appointed as the Chairman of the Board of Directors. On September 24, 2013, the Reporting Person was elected and appointed as the Chairman of the Board of Directors.

Contemporaneously with the Closing, the Issuer closed the transactions contemplated by the Securities Purchase Agreement, dated May 9, 2013 (the “CBF Purchase Agreement”), by and between the Issuer and Cohen Bros. Financial, LLC (“CBF”), a Delaware limited liability company of which Daniel G. Cohen is the sole member, whereby the Issuer agreed to issue and sell to CBF or its assignee (a) 800,000 newly issued shares (the “CBF Shares”) of Common Stock, at $2.00 per share for an aggregate amount of $1,600,000; and (b) a convertible promissory note, in the aggregate principal amount of $2,400,000, which is convertible into Common Stock at $3.00 per share (the “CBF Conversion Shares”), subject to certain customary anti-dilution adjustments.

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The MP Purchase Agreement and CBF Purchase Agreement (together, the “Purchase Agreements”) are incorporated herein as Exhibits 1 and 2, respectively, and the descriptions of the Purchase Agreements contained herein are qualified in their entirety by reference to such Exhibits 1 and 2, as applicable.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The percentages used in the table below and elsewhere herein are based on (a) 12,222,666 shares of the Issuer’s Common Stock outstanding as of August 1, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the reporting period ended June 30, 2013 and filed with the SEC on August 6, 2013; plus (b) 1,949,167 shares of Common Stock representing the MP Shares; plus (c) 800,000 shares of Common Stock representing the CBF Shares; plus (d) 974,585 shares of Common Stock, issuable upon conversion of the Reporting Person’s pro rata portion of a convertible senior promissory notes as a result of his ownership interest in MP Buyer as of September 25, 2013. The percentages used in the table below and elsewhere herein do not include the 4,983,557 shares of Series E Non-Convertible Preferred Stock of the Issuer which is currently outstanding and which votes together with the Common Stock on all matters submitted to a vote of stockholders of the Issuer.

Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
0	0	1,949,170	1,949,170	12.22%

The Reporting Person may be deemed a beneficial owner of 974,585 shares of the Issuer’s Common Stock that may be issued upon the exchange of membership units of MP Buyer. Membership units of MP Buyer may, at any time at the option of the Reporting Person, be exchanged for the pro rata portion of the Issuer’s securities held by MP Buyer represented thereby. As of September 25, 2013, the Reporting Person’s membership units could be exchanged for (a) 974,585 shares of the Issuer’s Common Stock and (b) a convertible senior promissory note with a face value of $2,923,755.

If the Reporting Person exchanges his membership units of MP Buyer and receives his pro rata portion of the convertible senior promissory notes, at any time prior to September 25, 2018 (the maturity date), the Reporting Person may, at his option, convert all or any part of the outstanding principal amount of such convertible senior promissory notes into shares of the Issuer’s Common Stock at a $3.00 per share conversion price, subject to certain customary anti-dilution adjustments. As a result of the Reporting Person’s ownership of membership units of MP Buyer as of September 25, 2013, he may be deemed to beneficially own 974,585 shares of the Issuer’s Common Stock, issuable upon conversion of their pro rata portion of the convertible senior promissory notes. In addition, under certain situations, the Issuer can elect to pay interest on the convertible senior promissory notes by increasing the principal amount of the note. If the Issuer

CUSIP No. 45779L 107	Page 6 of 8

elects this option, the number of shares that the notes convert into will increase. The maximum number of shares of the Issuer’s Common Stock (subject to customary anti-dilution adjustments) that the notes can convert into with respect to the Reporting Person’s current ownership interest in MP Buyer is 1,448,602 shares (assuming no interest is paid in cash). The additional 474,017 shares of Common Stock into which the notes can convert are not included in this Schedule 13D as shares of Common Stock that the Reporting Person may be deemed to beneficially own as a result of the Reporting Person’s ownership of membership units of MP Buyer as of September 25, 2013.

As of the Closing, the Reporting Person was a member of, and the managing member of, MP Buyer. Pursuant to its Limited Liability Company Agreement, MP Buyer is required to vote a portion of the shares of Common Stock it beneficially owns equal to each member’s pro rata ownership of MP Buyer in accordance with the direction of the respective member. As described in Item 5 of this Schedule 13D, at any time, the Reporting Person can exchange his membership units of MP Buyer for his pro rata portion of the Issuer’s securities held by MP Buyer represented thereby. MP Buyer may not transfer any of the Issuer’s securities held by MP Buyer without the consent of the members of MP Buyer.

(c)	Except as set forth in Item 4 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d)	MP Buyer currently has the right to receive dividends from the MP Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 4 and 5 above, which information is incorporated by reference herein.

Contemporaneously with the execution of the Purchase Agreements, the Issuer, MP Buyer and CBF entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which became effective as of the Closing. Pursuant to the Registration Rights Agreement, the Issuer agreed to, no later than thirty days after the Closing, file a registration statement for the resale of the MP Shares, the CBF Shares, the MP Conversion Shares and the CBF Conversion Shares. The Issuer will use its reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing thereof and remain continuously effective for a period of three years, and the Issuer will file a new registration statement upon request of MP Buyer. In addition, in the event that the Issuer proposes to register any of its Common Stock in connection with an underwritten public offering (whether an offering of Common Stock by the Issuer, stockholders of the Issuer, or both, subject to certain exceptions), the Issuer has agreed to, at the request of MP Buyer and/or CBF, as applicable, include in such registration any of the MP Shares, the CBF Shares, the MP Conversion Shares and the CBF Conversion Shares, subject to the terms of the Registration Rights Agreement.

The Registration Rights Agreement is incorporated herein as Exhibit 3 and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 3.

CUSIP No. 45779L 107	Page 7 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Securities Purchase Agreement, dated as of May 9, 2013, by and among Institutional Financial Markets, Inc., Mead Park Capital Partners LLC, and, solely for purposes of Section 6.3 thereof, Mead Park Holdings, LP. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

2	Securities Purchase Agreement, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and Cohen Bros. Financial, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

3	Registration Rights Agreement, dated May 9, 2013, by and among Institutional Financial Markets, Inc., Cohen Bros. Financial, LLC and Mead Park Capital Partners LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

CUSIP No. 45779L 107	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2013

/s/ Jack J. DiMaio, Jr.
Jack J. DiMaio, Jr.